SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                         Huttig Building Products, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   448451 10 4
                                 (CUSIP Number)

                              Toby S. Myerson, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3033
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 16, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) or 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 448451 10 4

1.       Name of Reporting Person:
         I.R.S. Identification No. of Above Person:

         The Rugby Group PLC

2.       Check the Appropriate Box if a Member of a Group:               (a) [ ]
                                                                         (b) [X]

3.       SEC Use Only


4.       Source of Funds:  OO


5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):                                                 [ ]

6.       Citizenship or Place of Organization: England and Wales

                           7.  Sole Voting Power: 0

Number of
Shares                     8.  Shared Voting Power:  6,546,424
Beneficially
Owned By
Each                       9.  Sole Dispositive Power: 0
Reporting
Person
With                       10.  Shared Dispositive Power:  6,546,424

11.      Aggregate Amount Beneficially Owned by the Reporting Person:

         6,546,424

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [ ]

13.      Percent of Class Represented by Amount in Row (11):  32%


14.      Type of Reporting Person:  CO

Item 1.      Security and Issuer.

             This statement relates to shares of Common Stock, par value $.01 per share (the "Stock"), of Huttig Building Products, Inc., a Delaware corporation ("Huttig" or the "Issuer"). The principal executive offices of the Issuer are located at 14500 South Outer Forty Road, Suite 400, Chesterfield, MO 63017.

Item 2.      Identity and Background.

             (a) This statement is being filed pursuant to Rule 13d of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, by The Rugby Group PLC, a company registered in England and Wales under company number 206971 ("Rugby" or the "Reporting Person"). As described in the
Schedule 13D filed by RMC Group p.l.c. ("RMC") on December 22, 1999 and as described below in Item 4, Rugby shares its voting and dispositive power with RMC, a public limited company organized under the laws of England and Wales with registered number 249776.

             (b) The business address of Rugby is Crown House, Rugby, CV21 2DT United Kingdom. The business address of RMC is RMC House, Coldharbour Lane, Thorpe, Egham, Surrey, TW20 8TD United Kingdom.

             The name, business address, present principal occupation and citizenship of each director and executive officer of Rugby are as follows:


Name                               Business Address                  Present Principal Occupation             Citizenship
----                               ----------------                  ----------------------------             -----------
Robert Martin Gourlay              The Rugby Group PLC               Chairman                                 British
                                   Crown House
                                   Rugby
                                   Warwickshire
                                   CV21 2DT
                                   United Kingdom

Antony Romer Beevor                The Rugby Group PLC               Non-Executive Director                   British
                                   Crown House
                                   Rugby
                                   Warwickshire
                                   CV21 2DT
                                   United Kingdom

Michael Thomas Davies              The Rugby Group PLC               Non-Executive Director                   British
                                   Crown House
                                   Rugby
                                   Warwickshire
                                   CV21 2DT
                                   United Kingdom


Name                               Business Address                  Present Principal Occupation             Citizenship
----                               ----------------                  ----------------------------             -----------
Peter Michael Johnson              The Rugby Group PLC               Chief Executive and Director             British
                                   Crown House
                                   Rugby
                                   Warwickshire
                                   CV21 2DT
                                   United Kingdom

Peter Charles Crowley              The Rugby Group PLC               Executive Director,                      Australian
                                   Crown House                       Cement & Lime
                                   Rugby
                                   Warwickshire
                                   CV21 2DT
                                   United Kingdom

David Alan Harding                 The Rugby Group PLC               Finance Director                         British
                                   Crown House
                                   Rugby
                                   Warwickshire
                                   CV21 2DT
                                   United Kingdom

Roger Michael Sharp                The Rugby Group PLC               Corporate Development                    British
                                   Crown House                       Director
                                   Rugby
                                   Warwickshire
                                   CV21 2DT
                                   United Kingdom

Philip Bernard Griffin-            The Rugby Group PLC               Company Secretary                        British
Smith                              Crown House
                                   Rugby
                                   Warwickshire
                                   CV21 2DT
                                   United Kingdom

             RMC has informed Rugby that the name, business address, present principal occupation and citizenship of each director and executive officer of RMC are as follows:


Name                               Business Address                  Present Principal Occupation             Citizenship
----                               ----------------                  ----------------------------             -----------
Christopher Hampson                RMC Group p.l.c.,                 Chairman (Non-                           British
                                   RMC House                         executive)
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

Peter Lance Young                  RMC Group p.l.c.,                 Group Chief Executive                    British
                                   RMC House
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

Stuart Richmond Walker             RMC Group p.l.c.,                 Deputy Group Chief                       British
                                   RMC House                         Executive
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

Robert Ernest                      RMC Group p.l.c.,                 Finance Director                         British
Lambourne                          RMC House
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

Jurgen Himstedt                    Readymix AG fur                   Executive Director                       German
                                   Beteiligungen,
                                   Readymix-Haus,
                                   Daniel-Goldbach-Strasse 25,
                                   D-40 880
                                   Ratingen, Germany

Alan Sidney James                  RMC Industries                    Executive Director                       British
Durant                             Corporation,
                                   One Decatur Town Centre,
                                   15 Ponce de Leon Ave.,
                                   Ste. 450,
                                   Decatur, Georgia 30030

Gerard Letourneau                  RMC Euro SAS,                     Executive Director                       French
                                   2 Rue du Verseau,
                                   Silic 423, 94583 Rungis,
                                   Cedex, France


Name                               Business Address                  Present Principal Occupation             Citizenship
----                               ----------------                  ----------------------------             -----------
Michael Anthony                    RMC Group p.l.c.,                 Executive Director                       British
Robertshaw                         RMC House
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

David Richard Swinson              RMC Group p.l.c.,                 Executive Director                       British
                                   RMC House
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

Sir David Neil                     RMC Group p.l.c.,                 Non-Executive Director                   British
Macfarlane                         RMC House
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

Francis Alastair Lavie             RMC Group p.l.c.,                 Non-Executive Director                   British
Robinson                           RMC House
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

Prof. Dr. Karlheinz                RMC Group p.l.c.,                 Non-Executive Director                   German
Rosener                            RMC House
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

Sir James Keith Stuart             RMC Group p.l.c.,                 Non-Executive Director                   British
                                   RMC House
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom


Name                               Business Address                  Present Principal Occupation             Citizenship
----                               ----------------                  ----------------------------             -----------
Michael David                      RMC Group p.l.c.,                 Group Secretary                          British
Hampson                            RMC House
                                   Coldharbour Lane,
                                   Thorpe, Egham, Surrey,
                                   TW20 8TD
                                   United Kingdom

             (c) The principal business of Rugby is the cement and lime business. RMC is in the business of producing ready-mixed concrete and, in addition, has major positions in the production of aggregates, concrete products and cement.

             (d) Rugby has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Rugby has been informed by RMC that RMC has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

             (e) Rugby has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Rugby has been informed by RMC that RMC has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

             (f) The citizenship of all the natural persons identified in this
Item 2 has been described above in subsection (b) of this Item 2.

Item 3.      Source and Amount of Funds or Other Consideration.

             Rugby did not use any funds (including funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Stock) to purchase the Stock. Rugby contributed to the Issuer all of the shares of Rugby USA, Inc., a Georgia corporation and Rugby's wholly-owned subsidiary ("Rugby USA"), in exchange for 32% of the Stock of the Issuer. In connection with this exchange, the Issuer made a cash payment to Rugby of $32 million in respect of indebtedness owed by Rugby USA to Rugby. See also Item 4 below. RMC did not use any funds to purchase the Stock. See Item 4 below.

Item 4.      Purpose of Transaction.

             Pursuant to the Share Exchange Agreement, dated as of October 19, 1999 (the "Share Exchange Agreement"), among Rugby, Crane Co., a Delaware corporation ("Crane"), and the Issuer, the Issuer was spun off to Crane's stockholders as a new public company that is now known as "Huttig Building Products, Inc." After the spin-off, Rugby transferred to the Issuer all of the outstanding capital stock of Rugby USA in exchange for newly issued Stock of the Issuer equal to 32% of the outstanding Stock of the Issuer. As contemplated by the Share Exchange Agreement, the Issuer made a cash payment (which was financed by the Issuer through Bank One, NA) to Rugby of $32 million in respect of indebtedness owed by Rugby USA to Rugby. The Share Exchange Agreement closed on December 16, 1999 (the "Closing Date").

             The purpose of the Share Exchange Agreement is to combine the businesses of Rugby USA and Huttig and, in the case of Rugby, to make an investment in the combined businesses.

             Pursuant to the Share Exchange Agreement, the Issuer increased the number of directors on its Board of Directors (the "Issuer Board") to nine and amended its By-laws to appoint Stephen C. Brown (formerly President of Rugby
USA) as Chief Operating Officer of the Issuer. Rugby and the Issuer also entered into a Registration Rights Agreement, dated December 16, 1999 (the "Registration Rights Agreement"), which provides, inter alia, that Rugby is entitled to designate for nomination by the Issuer Board three, two or one director(s) of the Issuer; provided, that, Rugby holds at least 30%, 20% and 10%, respectively, of the Stock of the Issuer which was received by Rugby pursuant to the Share Exchange Agreement. Rugby has designated three nominees to the Issuer Board.

             Pursuant to the Registration Rights Agreement, Rugby has the right to require the Issuer to file, no later than four months after the Closing Date, a registration statement on Form S-1 covering either the sale, in an underwritten offering, of at least 50% of the Stock received pursuant to the Share Exchange Agreement, or the distribution of all the Stock so received in return for exchangeable debt securities of Rugby. The Issuer shall use all reasonable efforts to have such registration statement on Form S-1 declared effective not later than six months after the Closing Date. Pursuant to the Registration Rights Agreement, Rugby has additional shelf registration and incidental registration rights.

             As of the date hereof, Rugby intends to sell up to 50% of the Stock received pursuant to the Share Exchange Agreement, within six months of the Closing Date, by exercising its rights under the Registration Rights Agreement. Depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Rugby may determine to further decrease its equity interest in the Issuer by disposing of all or a portion of its holdings.

             In connection with the spin-off of the Issuer, the Issuer designated 250,000 shares of its 5,000,000 authorized shares of preferred stock, par value $.01 per share, as Series A Junior Participating Preferred Stock (the "Series A Preferred"). The Issuer issued the Series A Preferred pursuant to a Rights Agreement, dated as of December 6, 1999 (the "Rights Agreement"), between the Issuer and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. The Rights Agreement will be triggered 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 20% of more of the Issuer's outstanding stock (an "Acquiring Person") or 10 business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer which would result in any person becoming an Acquiring Person. The definition of Acquiring Person as set forth in the Rights Agreement excludes the Issuer, certain Crane charitable funds and Rugby; provided, that, in the case of Rugby only, Rugby does not own (with de minimis exceptions) any of the Issuer's Stock other than the Stock acquired pursuant to the Share Exchange Agreement.

             On November 8, 1999, the directors of Rugby unanimously recommended to Rugby shareholders to accept the cash offer from RMC for all of the issued and to be issued share capital of Rugby. On November 17, 1999, RMC made its offer to the shareholders of Rugby. RMC is a widely held public company listed on the London Stock Exchange. Currently, RMC owns 29.9% of the outstanding shares of Rugby. However, because of pending regulatory approvals in the United States, RMC is unlikely to be able to complete its acquisition of Rugby until early 2000.

             Except as set forth in this Item 4, Rugby has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act. Except as set forth in this Item 4, RMC has informed Rugby that RMC has no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.      Interest in Securities of the Issuer.

             (a) As of the date hereof, Rugby beneficially owns 6,546,424 shares of the Stock or 32% of the issued and outstanding shares of the Stock of the Issuer. As of the date hereof, RMC beneficially owns 6,546,424 shares of the Stock or 32% of the issued and outstanding shares of the Stock of the Issuer, as described above in Item 4. None of (i) the executive officers and directors of Rugby or (ii) to the best of Rugby's knowledge, the executive officers and directors of RMC beneficially owns any Stock.

             (b) Rugby beneficially owns 6,546,424 shares of Stock with shared voting power and beneficially owns 6,546,424 shares of Stock with shared dispositive power. As described above in Item 4, Rugby shares its voting and dispositive power with RMC.

             (c) Other than the transactions described in Item 4 and Item 5, Rugby has not effected any transaction in shares of the Stock during the past 60 days. RMC has informed Rugby that, other than the transactions described in Item 4 and Item 5, RMC has not effected any transaction in shares of the Stock during the past 60 days.

             (d) No person other than Rugby is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock, except the rights of RMC as described in Item 4 above.

             (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             See Item 4.

Item 7.      Material to be Filed as Exhibits.

             Exhibit 1 -- Share Exchange Agreement, including Annex 1, Annex 2, Annex 3, Annex 4, Annex 5A and Annex 5B.

             Exhibit 2 -- Registration Rights Agreement.

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             DATED: December 22, 1999


                                        THE RUGBY GROUP PLC


                                        By: /s/ James J. Jordan
                                            -------------------
                                            James J. Jordan
                                            Solicitor
                                            Group Legal Manager